EXHIBIT 1.1

SIERRA WIRELESS, INC.

ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2012

DATED March 7, 2013

ANNUAL INFORMATION FORM

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

CURRENCY	2

CORPORATE STRUCTURE	2

GENERAL DEVELOPMENT OF THE BUSINESS	3

NARRATIVE DESCRIPTION OF THE BUSINESS

Industry Background	7
Products and Solutions	8
Customers	10
Product Development	11
Marketing	11
Manufacturing	12
Competition	13
Employees	13
Intellectual Property	14
Governmental Regulation	14
Foreign Operations	14
Additional Information Concerning Our Business	15

RISK FACTORS	15

DIVIDENDS	15

DESCRIPTION OF CAPITAL STRUCTURE	15

Credit Facilities	16

MARKET FOR SECURITIES	16

DIRECTORS AND EXECUTIVE OFFICERS	17

Directors	17
Executive Officers	18

CODE OF BUSINESS CONDUCT	20

AUDIT COMMITTEE	21

Mandate of the Audit Committee	21
Composition of the Audit Committee	26
Relevant Education and Experience	26
Reliance on Certain Exemptions	27
Audit Committee Oversight	27
Pre-approval Policies and Procedures	27
Auditor Independence	27
Auditors’ Fees	28

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	28

LEGAL PROCEEDINGS	30

OFF-BALANCE SHEET ARRANGEMENTS	33

CONTRACTUAL OBLIGATIONS	33

QUORUM EXEMPTION	33

REGISTRAR AND TRANSFER AGENT	33

MATERIAL CONTRACTS	34

EXPERTS	34

ADDITIONAL INFORMATION	34

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this Annual Information Form are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including our outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as  “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  Expected deployment of next generation networks by wireless network operators;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors which are discussed in greater detail under “Risks and Uncertainties in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

•                  We may experience higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management’s time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues in connection with the divestiture of the AirCard assets and operations;

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed; and

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

CURRENCY

Unless otherwise indicated, all figures are stated in U.S. dollars.

CORPORATE STRUCTURE

Unless the context otherwise indicates, references to “we”, “our”, “us”, “the Company”, “the Corporation” or “Sierra Wireless” in this Annual Information Form means Sierra Wireless, Inc. and its subsidiaries.

Sierra Wireless was incorporated under the Canada Business Corporations Act on May 31, 1993.  The Articles of Sierra Wireless were amended by a Certificate of Amendment issued March 29, 1999 to remove the private company provisions and restrictions on share transfer.  The Articles of the Company were further amended by Certificates of Amendment issued May 13, 1999 and May 14, 1999 to: (i) re-designate and change all existing Common Shares in the capital of the Company to new Common Shares in the capital of the Company (the “Common Shares”); (ii) change the rights attached to all Preference Shares in the capital of the Company (the “Preference Shares”) and to remove each existing series of Preference Shares; and (iii) consolidate the Common Shares on the basis of one post-consolidation Common Share for 1.5 pre-consolidation Common Shares.

The Company’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business is located at 13811 Wireless Way, Richmond, British Columbia, Canada, V6V 3A4.

The following table lists subsidiaries of Sierra Wireless and their jurisdictions of incorporation or organization.  All such entities are 100% owned, directly or indirectly, by Sierra Wireless.

Name	Jurisdiction of Incorporation or Organization
Sierra Wireless America, Inc.	Delaware, U.S.A.
Sierra Wireless (UK) Limited	United Kingdom
Sierra Wireless (Asia-Pacific) Limited	Hong Kong
Sierra Wireless (Australia) Pty Limited	Australia
Sierra Wireless Technology (Shenzhen) Ltd.	China
Sierra Wireless Japan KK	Japan
Sierra Wireless France SAS	France
Sierra Wireless Luxembourg S.à.r.l.	Luxembourg
Sierra Wireless S.A.	France
Sierra Wireless Hong Kong Limited	Hong Kong

Sierra Wireless Solutions and Services S.A.	France
Sierra Wireless South Africa (Proprietary) Limited	South Africa
Wavecom Korea Co. Ltd.	Korea
Sierra Wireless Technology SAS	France
Sierra Wireless do Brasil Comunicacoes Ltda	Brazil
Sierra Wireless Deutschland GmbH	Germany

GENERAL DEVELOPMENT OF THE BUSINESS

Sierra Wireless is the global leader in providing cellular wireless solutions to the Machine-to-Machine (“M2M”) and connected device markets.  We develop and market a range of wireless products that include embedded wireless modules and embedded software for original equipment manufacturers (“OEMs”), intelligent gateways for industrial, commercial and public safety applications, and an innovative cloud-based platform for delivering device management and enabling end-to-end applications.  Our solutions connect people and machines to wireless networks around the world.

On January 28, 2013, we announced a definitive agreement for the sale of substantially all of the assets and operations related to our AirCard business.  The transaction, which is expected to close in early April 2013 subject to customary closing conditions, will mark another milestone in our transition into a pure-play leader in M2M and connected device solutions.

We have the leading product portfolio in the M2M industry, including our AirPrime™ embedded wireless modules, AirLink™ intelligent gateways, and AirVantage™ M2M Cloud platform, and provide solutions to a wide range of OEMs, enterprises and mobile network operators around the world to enable M2M applications.  Our customers serve a broad range of industries, including consumer electronics, networking equipment, automotive, energy, security, sales and payment, industrial control and monitoring, fleet management, field service and healthcare.  We are the global market share leader in M2M today, with 34% of the M2M embedded wireless module market (source: ABI Research, 2011), and are widely recognized as the innovation leader as well.  We are often first-to-market with new air interface standards, including fourth generation (“4G”) wireless technologies such as Long Term Evolution (“LTE”), we provide open application frameworks, Open AT® and ALEOS, to speed the development of embedded applications, and we offer tightly integrated, cloud-based device management software to simplify the deployment and operation of M2M and connected device solutions.

Recent product and customer developments that have influenced the general progression of the Company’s business include:

AirPrime Embedded Wireless Modules

During 2012, we introduced the following AirPrime wireless embedded module products in the market:

•        Open AT Application Framework - used in millions of our 2G devices today, Open AT is now available on select 3G embedded wireless module products, including the AirPrime SL808x. This allows customers to build M2M application software once and deploy it in nearly any market worldwide on 2G or 3G networks, significantly lowering overall system cost and accelerating time to market.

•        AirPrime Q2698 - a new addition to the successful Q Series, the Q2698 provides customers with a seamless migration path from 2G to 3G, using the same hardware platform and embedded applications they had developed for earlier products. In addition, the Q2698 is compatible with networks worldwide, making it ideal for global deployments.

•        AirPrime EM7700 - the world’s thinnest 4G LTE embedded module, the EM7700 is only 2.5 millimeters thick and is designed for use in ultraportable notebooks, tablets, and other devices where thickness is a critical design constraint.

•        AirPrime SL9090 - a new, multimode product in the AirPrime SL Series of compact, industrial-grade embedded wireless modules.  The multimode module gives device manufacturers the ability to operate on networks that use either HSPA+ or EV-DO cellular standards with a single product design.  It is designed for use in fixed or mobile M2M deployments in the industrial, field service, energy, networking, and transportation sectors.

•        Six new additions to the AirPrime EM Series and MC Series - second generation 4G LTE AirPrime embedded wireless modules for notebooks, ultraportable notebooks, and tablets,  these modules provide support for networks worldwide and are compatible with the Windows® 8 operating system.  All of the new EM and MC Series modules are optimized for low power consumption to enable longer battery life in their host devices. The AirPrime EM7355, AirPrime EM7305, and AirPrime EM7330 are the first AirPrime modules built to the new PCI Express M.2 module standard, making them even thinner and smaller than the AirPrime EM7700 module introduced earlier in the year.

In addition, during 2012, we were pleased to announce several new partnerships with key customers:

•        PSA Peugeot Citroen, in collaboration with Bouygues Telecom, selected our customized 3G USB key to power the new Peugeot Connect Apps system.

•      Beeldhorloge (Timer B.V.), based in the Netherlands, selected our module to provide wireless connectivity for its Pictowatch, which is designed to assist individuals with cognitive disorders in managing daily routines.

•        Panasonic Corporation selected our AirPrime MC series embedded wireless modules to provide 4G LTE mobile-broadband connectivity for its new rugged Toughpad A1 tablet in North America.

AirLink Intelligent Gateways

During 2012, we announced certification and availability of our AirLink GX440 4G LTE rugged wireless gateway on both the Verizon 4G LTE and AT&T 4G LTE networks.  The AirLink GX440 delivers the durability and high bandwidth required by applications such as high-quality wireless video surveillance, multi-data stream connections to branch locations, and mobile office applications for public safety and field service activities.  We also released the ALEOS Application Framework, which enables our customers to create customized embedded applications that run on AirLink devices.

AirVantage M2M Cloud Platform

During 2012, we introduced the next-generation AirVantage M2M Cloud, a faster, more cost-effective way to build, deploy, and manage large M2M applications.  The AirVantage M2M Cloud provides secure two-way communication between connected devices and the enterprise, enabling innovation in products, services, and revenue streams.  M2M solutions can now be rolled out much faster and cost significantly less to develop, operate and scale.  We also commenced a new partnership with Amazon Web Services.  The collaboration makes it easy for customers to use the AirVantage APIs to build M2M applications that run seamlessly on the Amazon Web Services cloud infrastructure.  The joint solution eliminates the need for any on-premise IT infrastructure, further accelerates time-to-market, and improves scalability.  Early in 2012, we announced that Nestle Nespresso SA, the pioneer and market leader in high-quality portioned premium coffee, selected Sierra Wireless to provide a comprehensive M2M cloud platform and hardware solution for remote connectivity and monitoring within its range of professional coffee machines.  We also successfully integrated AirVantage subscription management with eight network operators, enabling multi-operator provisioning on a global basis.  Through a common interface, our customers can securely access each operator’s activation infrastructure to perform activation/deactivation, billing plan management and subscription life cycle management for their M2M solution.

Recent corporate developments that have influenced the general progression of the Company’s business include:

Acquisition and successful integration of Wavecom S.A.

In 2009, we completed the acquisition of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The acquisition and successful integration of Wavecom significantly expanded and diversified our position in the global M2M market.  The addition of Wavecom enhanced our product and service offering in M2M by adding highly sophisticated wireless module platforms and solutions which integrate the necessary software and hardware on embedded devices that can be used for a wide variety of applications.  In addition to a broader product offering, the acquisition increased our scale and capabilities in both Europe and Asia.  The result of the combination of Sierra Wireless and Wavecom was a global leader that continues to be uniquely positioned to benefit from the anticipated growth in wireless M2M.  We filed a business acquisition report in connection with this acquisition on May 11, 2009.

Acquisition of M2M business of Sagemcom

On August 1, 2012, we completed the acquisition of the M2M business of Sagemcom.  Sagemcom is a France-based technology company active in broadband, telecom, energy, and document management. Its M2M business included 2G and 3G wireless modules, as well as industry-leading rugged terminals for railway applications.  This acquisition extends our global leadership position in the growing M2M market as it provides us with a significantly enhanced market position in key segments, including payment, transportation and railways, as well as new geographical expansion into Brazil.

Closure of Newark, California facility

Our Newark, California facility was closed effective December 31, 2012 to drive greater efficiency and leverage.  Our AirLink marketing, research and development, and customer support activities were transferred primarily to our Richmond, British Columbia facilities and our manufacturing capacity was transferred to our manufacturing partners in Suzhou, China.  We recorded $2.0 million in total severance and other costs associated with this initiative during 2012.

Highlights of the recent financial performance of our continuing business:

As a result of our announced sale of the AirCard business, we have recorded the operating results of the AirCard business as discontinued operations in accordance with U.S. Generally Accepted Accounting Principles. The revenues, costs and resulting net after tax operating results have been removed from the respective categories on the face of the Statement of Operations and presented separately as Net earnings (loss) from discontinued operations.  The following summary of the financial performance complies with this presentation.

In 2011, we recorded revenue of $333.2 million compared to $358.0 million in 2010, a reduction of 6.9%.  The reduction of revenue was primarily the result of the absence of a large e-reader program for Barnes & Noble that generated revenue of $64.2 million in 2010 compared to $0.7 million in 2011, after which, the 3G enabled e-book reader program was not continued.  Offsetting these changes during the year was steady year-over-year growth in our core M2M business of 9%.  Our gross margin was 30.5% in 2011, compared to 33.9% in 2010.  The decline in gross margin was largely attributed to product mix changes.  Loss from operations was $54.3 million in 2011, compared to loss from operations of $42.7 million in 2010.  Our loss from operations in 2011 included an after-tax asset impairment charge of $11.2 million primarily related to a software development program we acquired through the purchase of Wavecom, S.A. in 2009 and which we decided to abandon.  Our 2011 loss from operations also included stock-based compensation of $5.5 million, acquisition amortization of $12.9 million and certain restructuring and integration costs totaling $2.3 million.  Our net loss from continuing operations was $50.7 million, compared to net loss from continuing operations of $34.9 million in 2010.  Net loss attributable to the Company, including discontinued operations, was $29.3 million, or loss per share of $0.94, in 2011, compared to a net loss of $14.5 million, or loss per share of $0.47, in 2010.

In 2012, our revenue was $397.3 million, compared to $333.2 million in 2011.  The increase in revenue was a result of solid growth in our M2M business despite continued weakness in European markets, contribution from the acquisition of the M2M business of Sagemcom, and increased sales to PC original equipment manufacturers (“PC OEMs”).  Gross margin from continuing operations was 31.5% in 2012, compared to 30.5% in 2011 largely due to a favorable shift in product mix including contribution from the Sagemcom acquisition.  Loss from operations was $22.2 million in 2012, compared to loss from operations of $54.3 million in 2011.  Our loss from operations in 2012 included stock-based compensation of $5.8 million, acquisition amortization of $11.9 million, acquisition costs of $3.2 million, and restructuring costs of $2.3 million.  Our loss from operations in 2011 included stock-based compensation of $5.5 million, acquisition amortization of $12.9 million, certain restructuring and integration costs of $2.3 million and an after-tax asset impairment charge of $11.2 million.  Our net loss from continuing operations was $4.2 million, or loss per share of $0.14, in 2012, compared to net loss from continuing operations $50.7 million, or loss per share of $1.62, in 2011.  Net earnings, including discontinued operations, was $27.2 million, or earnings per share of $0.88, in 2012, compared to net loss, including discontinued operations, of $29.3 million, or loss per share of $0.94, in 2011.  Net earnings in 2012 included a favorable tax adjustment as a result of the recognition of certain tax assets in connection with the sale of the AirCard business.

As a result of implementing a new organizational structure in the fourth quarter of 2010, we have two reportable segments effective January 1, 2011.  As a consequence of the pending sale of the AirCard business, and the presentation of the results of that business as discontinued operations, the Mobile Computing segment is comprised of the continuing operations of the AirPrime embedded wireless modules for PC OEM customers.

Our revenue by product line for the years ended December 31, 2012 and 2011 per quarter is as follows:

	2012					2011
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Continuing operations
AirPrime Embedded Wireless Modules for M2M	$62,944	$63,768	$73,249	$79,363	$279,324	$59,695	$62,759	$63,635	$56,702	$242,791
AirLink Intelligent Gateways	10,622	11,407	11,262	13,408	46,699	10,096	8,886	9,928	10,103	39,013
AirVantage M2M Cloud Platform and Other	3,496	2,395	1,654	2,620	10,165	3,020	2,361	2,029	4,539	11,949

AirPrime Embedded Wireless Modules for PC OEM	15,273	17,828	14,018	14,014	61,133	6,747	11,857	9,771	11,047	39,422
	92,335	95,398	100,183	109,405	397,321	79,558	85,863	85,363	82,391	333,175

Discontinued operations
AirCard Mobile Broadband Devices	57,931	72,043	62,455	54,416	246,845	64,717	54,025	61,464	64,804	245,010

NARRATIVE DESCRIPTION OF THE BUSINESS

Industry Background

We operate in the wireless communications solutions industry, which involves providing voice and data services using cellular wireless technologies.  These technologies include second generation (“2G”) cellular standards such as GSM/GPRS/EDGE and CDMA/1xRTT, third generation (“3G”) standards such as UMTS (including HSPDA and HSUPA) and EV-DO, fourth generation (“4G”) standards such as HSPA+, LTE, LTE Advanced, and WiMAX, and Wi-Fi.  Key industry participants include:  wireless network operators, who deploy, own and operate wireless networks and provide service to end users; infrastructure vendors, who provide the networking equipment and software to build such networks, including equipment such as base stations, routers and backhaul equipment; device manufacturers, who provide voice and data communication devices that use the network, such as handsets, mobile broadband modems, and embedded wireless modules; and software application vendors, who offer the end user applications to enterprises and consumers that utilize the wireless networks.  We have historically participated in this industry as a data device manufacturer, developing innovative mobile broadband devices principally for sale to wireless network operators and PC original equipment operators.  Our focus in recent years has progressively migrated towards the development of embedded hardware and software solutions and services in the M2M market; an expanding market focused on new applications for connecting people and their devices to one another.  With the sale of the assets and operations of the AirCard business, we will become a pure-play leader in M2M.

Recent market trends in the wireless communications industry include:

Increased wireless network coverage and data speeds.  Mobile network operators around the world continue to invest in network upgrades to support 4G technologies, enabling mobile broadband connectivity of up to 100 megabits per second (“Mbps”).  The operators also continue to improve network coverage, improving the ubiquity of cellular wireless access around the world.

Technology improvements in devices and software.  Improvements in wireless chipset technology, including greater integration, higher speeds, and lower power consumption, are driving advances in cellular devices including on-board application processing, faster, more efficient data transfer, smaller form factors, lower hardware costs, and longer battery life.  These advances have helped enable the significant growth in new wireless devices such as smartphones, mobile hotspots, embedded wireless modules, tablets, ultrabooks, and a myriad of other devices seeking to fill a growing demand for connected applications across many segments including automotive, networking, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare and consumer electronics.

Lower, more flexible service pricing.  Mobile network operators are introducing new wireless service pricing models to enable subscriber growth for M2M and connected device solutions.  These include offerings such as tiered pricing and pre-pay for mobile broadband service and more flexible data packages, as well as generally lower costs for data plans.

Increasing focus and investment by large ecosystem participants.  Large ecosystem participants, such as mobile network operators and large system integrators, are increasing their investments in, and strategic focus on, M2M.

We expect these trends, and others, to stimulate growth in the M2M and connected device markets.  With higher speeds and more ubiquitous coverage in mobile networks, plus more ecosystem investment and innovative products from solution providers, the number of wireless connected devices is expected to increase.  This growth is, in turn, driving demand for software solutions and cloud-based services that provide remote management and data collection, as well as API interfaces for custom application development.

Products and Solutions

With sales, engineering, and research and development teams located in offices around the world, we provide leading edge wireless solutions for the M2M and connected device markets. We develop and market a range of products that include embedded wireless modules and software for OEMs, intelligent wireless gateway solutions for industrial, commercial and public safety applications, and an innovative platform for delivering device management and end-to-end application services.  Our products, services and solutions connect people and machines to wireless voice and data networks around the world.

Our continuing operations include our AirPrime™ Embedded Wireless Modules, AirLink™ Intelligent Gateways, and AirVantage™ M2M Cloud services.

AirPrime Embedded Wireless Modules

AirPrime Embedded Wireless Modules are used to wirelessly enable a variety of products and solutions made by OEMs. Our M2M OEM customers cover a broad range of industries, including automotive, networking equipment, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare, and consumer electronics.  Our PC OEM customers integrate AirPrime modules into notebooks, tablets, and other mobile computing devices, to provide mobile broadband connectivity.

We believe that there are long-term profitable growth prospects in the embedded M2M market and we plan to continue to invest to expand our leadership position.  Our acquisitions of Wavecom and the M2M business of Sagemcom, combined with subsequent product launches and customer design wins, have allowed us to significantly expand our global position in wireless embedded solutions for M2M.  Our line-up of embedded wireless modules spans 2G to 4G technologies and is the broadest in the industry.  We also have several innovations that we believe further bolster our competitive position, including an internally developed protocol stack tailored to M2M, embedded SIM technology and a powerful embedded application framework.  The OpenAT Application Framework consists of an M2M-specific operating system, a range of pre-integrated software libraries, and a comprehensive integrated development environment and tool suite.  Unique in the market, this framework enables AirPrime embedded wireless modules to natively support a complete embedded application on the module, accelerating M2M application development and lowering total cost for OEMs.

In 2012, total revenue from our AirPrime embedded wireless module products including revenue from both M2M and PC OEM customers, increased 20.6% to $340.4 million, compared to $282.2 million in 2011.  The increase in revenue was primarily driven by a combination of solid growth in M2M, increased demand from our PC OEM customers, and contribution from the acquired M2M Business of Sagemcom.

AirLink Intelligent Gateways

AirLink Intelligent Gateways are rugged, industrial-grade wireless terminals for M2M and mobile applications.  They are designed for use in mission critical deployments, where reliability and security are essential, and are sold to public safety, transportation, field service, energy, industrial, and financial organizations around the world.  The AirLink product portfolio spans 2G, 3G and 4G LTE technologies and includes robust remote device management capability.  AirLink gateways can be easily configured for any type of application, and also support custom embedded applications with the ALEOS Application Framework.

During the year, our next generation AirLink GX440 4G LTE rugged wireless gateway received certification on both the Verizon and AT&T 4G LTE networks.  The AirLink GX440 delivers the durability and high bandwidth required by applications such as high-quality wireless video surveillance, multi-data stream connections to branch locations and mobile office applications for public safety and field service activities.  We also released the ALEOS Application Framework, which enables our customers to create customized applications that run on our AirLink product line. Available first in our AirLink GX400 and AirLink GX440 gateways, the ability to run applications directly on our AirLink gateway devices provides important cost and operational advantages for our AirLink customers.

In 2012, revenue from AirLink Intelligent Gateways increased 19.7% to $46.7 million from $39.0 million in 2011, primarily due to strong sales of new products such as the AirLink GX400/440 series.

AirVantage M2M Cloud

The AirVantage M2M Cloud provides a secure, scalable, device-to-cloud infrastructure that enables M2M applications.  The AirVantage Enterprise Platform can be used to collect, transmit, and store machine data, and process and schedule events, from any number of devices, across any network operator around the world.  Solution developers can use the latest cloud API standards to quickly integrate that machine data with their own enterprise applications and back-end systems.  The AirVantage Management Service can be used to centrally deploy and monitor M2M devices, including configuring device settings, delivering firmware and embedded application updates, and administering airtime subscriptions across global networks; making managing a million wireless devices as easy as managing ten.

Professional Services

In addition to our devices and related software products, we offer professional services to OEM customers during their product development and launch process.  We leverage our expertise in wireless design, software, integration and certification to provide services that enable customers to more rapidly and cost-effectively bring their M2M and connected device solutions to market.

Discontinued operations — AirCard mobile broadband devices

Our discontinued operations comprise the design, manufacture and sale of our AirCard-branded USB modems and mobile Wi-Fi hotspots.  The sale of the assets and operations of the AirCard business is expected to close in early April 2013.  Our AirCard products, sold to mobile network operators around the world, provide a simple way to connect notebooks, tablets and other electronic devices to the Internet, over 3G and 4G mobile broadband networks. In 2012, revenue from AirCard mobile broadband devices was stable compared to 2011.  In 2012, sales of AirCard products increased by 0.7% to $246.8 million compared to $245.0 million in 2011.

Customers

Our products are used by a variety of end-users and have many end-user applications.  The users range from home consumers, to mobile employees, to law enforcement personnel and utility workers as well as personal vehicle owners, professional drivers, health care professionals, railway operators, and utilities.  We sell our products primarily through indirect channels including OEMs, wireless network operators, distributors and value added resellers.  As our wireless technology platforms and customer base have diversified, we have built sales and distribution teams to focus on developing our international business.  We have dedicated sales and distribution teams for the Europe, Middle East and Africa (“EMEA”), Asia-Pacific, Latin American and North American regions.  Our approach to distribution takes advantage of our existing relationships with wireless operators, resellers and OEMs in order to maximize the productivity of our sales team.

Original Equipment Manufacturers

OEMs are customers that integrate our embedded wireless modules or gateways into devices they manufacture and sell to end-user customers through their own direct sales force and indirect distribution channels.  Our embedded wireless modules have been integrated into a range of OEM devices, such as tablets, notebooks, e-readers, payment terminals, enterprise and SOHO routers, industrial handhelds, energy meters, and automobiles.  We sell to OEMs both directly and indirectly through distributor partners around the world.

Resellers and Distributors

Resellers purchase our products either directly from us or from our distributor network and resell them to carriers, OEMs and end-user customers.  In order to support our global resellers and OEMs, we have established a global network of distribution partners.  Distributors ensure that our products are available to a large number of resellers and OEM customers around the world.

Resellers often combine our products with other elements of an overall solution, such as hardware, application software and bundled communication services and deliver a complete solution to the end-user customer. Resellers include IT VARs, system integrators and application solution providers.

Wireless Operators

Wireless operators play two key roles in our distribution strategy.  Traditionally, wireless operators were important resellers for us, purchasing our products (primarily AirCard products) and then reselling them to end-user customers through their business and retail channels.  More importantly, the wireless operator sales teams often work with our sales teams to jointly sell wireless solutions to OEMs and to enterprise and government end-user customers.  The wireless operator channel provides us with extended customer reach, while the operators are able to leverage our wireless data expertise to help sell their products and services.  We have invested considerable time and resources in cultivating our relationships with wireless operators and view these relationships as a critical success factor.

Product Development

We have built a reputation in the wireless industry for creating state-of-the-art, high-quality products within aggressive timeframes. Our development team of approximately 565 full time employees, located in Richmond, British Columbia, Carlsbad, California, Issy-Les-Moulineaux, France, Toulouse, France, Hong Kong and Shenzhen, China, is skilled in the areas of radio frequency, hardware, embedded software, host software, web-based software, semiconductor and mechanical design. Combined, this team is highly experienced in the design of small form factor, high performance, low cost wireless data and voice devices. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.

We take a “core team” approach to product development.  Our goal is to develop a “whole” product and to ensure products are managed closely throughout their entire life cycle. As part of this approach, individuals from our product development group form product-specific teams with staff from other functional areas, including product management, operations, technical support and quality.  These teams work closely to bring new products through the development phase, while balancing the market requirements of performance, time to market and product cost. Concepts and prototypes are validated by working with lead customers, channel partners and industry consultants.  From time to time, projects are outsourced to third parties, who provide product development leverage for our core teams.

Products that result from this process are designed and tested to cellular industry standards and introduced to our high-volume contract manufacturing partners for production and delivery to our customers. Included in the development effort is the certification of our products with industry and regulatory standards bodies and wireless operators.

A group of senior engineers develops and monitors our development processes within an ISO-9001 approved framework or ISOTS16949 for automotive grade products. These processes are applied across all development projects to ensure uniformity. For example, we have adopted a core-wireless engine design approach to leverage development efforts across multiple product variants. This is also intended to help our customers utilize our different products with moderate additional integration effort on their part.

Our product development staff stays current with technology by participating in industry groups such as the Global Certification Forum, the Cellular Telecommunications Industry Association, the European Telecommunications Standards Institute, the Third Generation Partnership Project, the Third Generation Partnership Project 2, and the GSM Association as well as through ongoing technical education.  We maintain close relationships with local universities by providing financial and technical contributions, hiring co-op students, giving lectures, supporting visiting professorships and participating in regular informal meetings with faculty members.

Marketing

Our marketing team is responsible for providing product management, segment marketing, strategic marketing and marketing communications for our products on a global basis.

Product Management & Segment Marketing

Members of both the product management and segment marketing teams play an active role in our core team approach to developing and managing individual products through their entire product life cycle.  Emphasis is placed on understanding customer and segment needs, developing the business case, determining competitive positioning and pricing, and ensuring product completeness, which includes documentation, packaging, collateral, promotional material and marketing programs. This team also develops and manages the portfolio roadmap for our products and interfaces with end customers regarding business opportunities and product requirements.

Corporate Marketing

We communicate our corporate and product positioning to channels and customers in our global markets in several ways, including:

•            Global corporate and product branding and messaging;

•            Supporting products with artwork, collateral and packaging;

•            Providing sales and training tools;

•            Managing the web site content;

•            Supporting the retail activities of our customers and our sales team;

•            Actively seeking editorial coverage and placing advertisements in industry, business and trade publications;

•            Actively participating in industry associations;

•            Meeting with opinion leaders and industry analysts;

•            Participating in targeted conferences and trade shows; and

•            Managing an on-line community and forum for M2M solution developers, the Sierra Wireless Developer Zone.

We also work with our channel partners to develop programs to encourage customer adoption and promotion of our products.  Through marketing strategies including market analysis, branding, design, packaging and promotions, we launch products into the marketplace that complement customer launch timelines.

Manufacturing

We outsource much of our manufacturing services, including parts procurement, kitting, logistics, assembly and repair. We believe that outsourcing allows us to:

•            Focus on our core competencies, including research and development, sales and marketing;

•            Participate in contract manufacturer economies of scale and favorable geographic locations;

•            Access high quality, lower cost manufacturing resources;

•            Achieve rapid production scalability; and

•            Control capital costs.

In addition, we perform certain manufacturing related functions in-house, including key component sourcing, manufacturing engineering, and development of manufacturing test software, procedures and fixtures.

We use Flextronics International Ltd., a large global electronics manufacturing services (“EMS”) provider, as our primary contract manufacturer and logistics partner to provide an end-to-end supply chain solution.  This includes procurement, low cost manufacturing and repair in China and logistic services.  By using its fully integrated supply chain services, we expect to optimize product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability.  We use five other partners to support regional manufacturing requirements and more complex, lower volume products.

Competition

The M2M and connected device markets, in which we will focus exclusively after the close of the AirCard transaction, are large and growing markets that we believe will continue to attract significant competition.  Some of these competitors are large corporations with strong manufacturing scale and financial resources at their disposal.  However, our market leadership and expertise, combined with rapidly evolving technology, creates an opportunity for us to effectively differentiate ourselves.

AirPrime Wireless Embedded Modules:  We have established a technology leadership position by being early to market with leading edge, high performance, high quality, reliable products that support the latest wireless technologies, including LTE, HSPA+ and dual-mode EV-DO/WiMAX.  We are a global market leader in embedded wireless modules and enjoy significant competitive advantages, including a broad product portfolio, a global footprint, strong relationships with global OEMs and network operators, and unique software differentiation.  Our primary competitors include Gemalto NV (who acquired Cinterion Wireless Modules GmbH in June 2010), Telit Communications Plc, Huawei Technologies Corporation (“Huawei”), and Novatel Wireless, Inc. (“Novatel”).

AirLink Intelligent Gateways:  The market for wireless intelligent gateways is fragmented from a segment, customer and competition standpoint.  In the segments where we compete, we believe that our market share is high, particularly in North America and we are expanding our position globally based on differentiated products and strong channel partnerships.  Our competitors in this line of business vary by segment and geography and include Digi International Inc., Cradlepoint, CalAmp Corp., and Multi-Tech Systems, Inc.

AirVantage M2M Cloud Platform:  Our AirVantage services platform is a strategic differentiator of our M2M solutions overall.  Depending on the customers served, our competitors include network operators who have developed their own service delivery systems, as well as stand-alone competitors such as Axeda Corporation.

Employees

As of December 31, 2012 we had a total of 1,013 full time employees, 301 of whom are at our head office in Richmond, British Columbia, with the balance being located across the United States, Canada, Europe and Asia. Of the 1,013 employees, 565 are involved in product development, 78 are involved in manufacturing, 202 are sales and support personnel, 48 are marketing personnel and 120 are in finance and administration.  In connection with the pending sale of the AirCard business, approximately 160 employees will transfer to the purchaser.  Employees have access to corporate-funded ongoing training and professional development opportunities, both on-the-job and through outside educational programs. Cash compensation, our employee stock option plan, our employee restricted share unit plan and our retirement plan contribution program are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are positive.

We have entered into non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our other employees.

Intellectual Property

We believe that a considerable portion of the value of the Company is resident in our intellectual property; the combined expertise of our teams, our inventions and our ability to apply quickly changing technology to new and innovative solutions for our customers.

We protect our intellectual property through a combination of patent protection, copyright, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology.  Pursuant to assignment of inventions agreements, all of our employees and consultants assign to Sierra Wireless all intellectual property rights in the inventions created during such person’s employment or contract with Sierra Wireless.

We currently hold 122 United States patents and 375 international patents. In connection with the pending sale of the AirCard business, approximately 134 AirCard-specific patents (55 United States patents and 79 international patents) will be transferred to the purchaser.  Additional patent applications are pending. When we consider it to be advantageous, we utilize our intellectual property portfolio and access the intellectual property of third parties by entering into commercial licenses and cross-licenses.

Governmental Regulation

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union (“EU”) and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone network. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. EU directives provide the comparable regulatory guidance in Europe.

Wireless modems must be approved under these regulations by the relevant government authority prior to these products being offered for sale. We have obtained all necessary Federal Communications Commission, Industry Canada, EU and other required regulatory approvals for the products we currently sell.

Foreign Operations

We operate research and development facilities in Issy-les-Moulineaux and Toulouse, France; Carlsbad, California, United States; and Hong Kong and Shenzhen, China.

Our major sales, marketing and support functions are in Issy-les-Moulineaux and Toulouse (France), Carlsbad, California, United States; and in Hong Kong, China.

We use Flextronics International Ltd., a large global electronics manufacturing services (“EMS”) provider with a factory located in China, as our primary contract manufacturer and logistics partner to provide an end-to-end supply chain solution.  We use five additional partners to support regional manufacturing requirements and more complex, lower volume products.

Additional Information Concerning Our Business

Our operations do not have a significant impact on the environment.  We have not made, and are not required to make, any significant capital expenditures to comply with environmental regulations.  Working with the contract manufacturers who build our products and relevant component suppliers, we ensure that our products that are sold in the EU comply with the EU directives that restrict the use of certain hazardous substances in electronic equipment sold in the EU after July 1, 2006.

RISK FACTORS

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. These risks and uncertainties are described in our Management Discussion and Analysis for the year ended December 31, 2012, which can be found on our website at www.sierrawireless.com or at www.sedar.com, and filed as Exhibit 1.3 to our Annual Report on Form 40-F.

DIVIDENDS

Since incorporation, we have not paid any dividends on our Common Shares.  Our current intention is to reinvest earnings to finance the growth of our business.  We do not anticipate that we will pay any dividends on our Common Shares in the immediate or foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of Common Shares, of which, at March 7, 2013, 30,788,272 are issued and outstanding, and an unlimited number of Preference Shares, issuable in series, of which none are issued and outstanding.  Our board of directors is authorized to determine the designation, rights and restrictions to be attached to the Preference Shares upon issuance.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  Subject to the rights of the holders of Preference Shares, the holders of Common Shares are entitled to receive on a proportionate basis such dividends as our board of directors may declare out of funds legally available there for.  In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the Common Shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of Preference Shares.

The Common Shares carry no pre-emptive or conversion rights other than rights granted to holders of Common Shares under the Shareholders Rights Plan which was re-adopted and ratified by our shareholders on May 24, 2012.  The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding Common Shares.  The Shareholder Rights Plan provides our board of directors and shareholders with 60 days, which is longer than prescribed by applicable securities laws governing take-over bids, to fully consider any unsolicited take-over bid without undue pressure, to allow our board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

If a bid is made to all shareholders, is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding Common Shares, or is otherwise approved by our board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders.  Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional Common Shares at half the market price.  Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution.

Credit Facilities

On October 31, 2012 we cancelled our then existing revolving facility (“Old Revolving Facility”) of $10 million which was to expire on January 28, 2013, and replaced it with a new revolving facility with the Toronto Dominion Bank and the Canadian Imperial Bank of Commerce in the amount of $50 million which expires October 31, 2013.  The revolving facility is for our working capital requirements and is secured by a pledge against all of our assets, including assets related to discontinued operations and is subject to borrowing base limitations. The new revolving facility contains covenants and security substantially similar to the Old Revolving Facility.  There were no borrowings under the revolving facility as at December 31, 2012.  We are presently reviewing the impact of the proposed sale of the assets and operations of our AirCard business on the availability of the entire $50 million of the facility.

We have entered into a standby letter of credit facility agreement under which we have issued three performance bonds to third party customers in accordance with specified terms and conditions.  At December 31, 2012, we had two Euro denominated performance bonds amounting to €50,000 expiring in June 2014 and a performance bond of $176,000 expiring in May 2013.  We also have a letter of credit in the amount of $1.3 million expiring in May 2013 issued to a third party vendor with specified terms and conditions.  These instruments approximate their fair market value.

MARKET FOR SECURITIES

Our Common Shares are listed on the Toronto Stock Exchange (“TSX”), and trade under the symbol “SW”.  Our Common Shares are also listed on Nasdaq and trade under the symbol “SWIR”.  Set out below are the price ranges and volume of Common Shares of Sierra Wireless, Inc. that traded on the TSX for the year ended December 31, 2012.

2012	Low Cdn $	High Cdn $	Total Monthly Volume

January	7.10	7.48	382,200
February	7.21	8.39	809,900
March	6.41	7.66	349,400
April	6.57	7.50	216,100
May	6.61	9.37	2,596,600
June	8.90	9.98	1,352,400
July	8.85	9.95	796,600
August	7.74	9.64	822,200
September	7.55	8.52	462,900
October	7.62	8.14	875,200
November	7.45	8.37	817,400
December	7.58	7.95	927,600

Set out below are the price ranges and volume of Common Shares of Sierra Wireless, Inc. that traded on Nasdaq for the year ended December 31, 2012.

2012	Low US $	High US $	Total Monthly Volume

January	7.02	7.37	715,300
February	7.20	8.41	2,857,100
March	6.77	7.80	1,805,400
April	6.70	7.54	1,203,500
May	6.70	9.09	4,382,300
June	8.53	9.77	3,248,100
July	8.73	9.83	2,198,000
August	7.67	9.65	2,840,900
September	7.67	8.75	1,264,900
October	7.73	8.19	730,100
November	7.42	8.40	810,700
December	7.54	8.06	610,100

DIRECTORS AND EXECUTIVE OFFICERS

The tables set forth below list the directors and executive officers of the Company as at March 7, 2013, indicating their name, municipalities of residence, their respective positions and offices held with the Company, the length of service and their principal occupations within the five preceding years.

Each director is elected at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed, unless such director resigns or is removed earlier.  To the knowledge of Sierra Wireless, the directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or direction over, 678,115 Common Shares (not including Common Shares issuable upon the exercise of stock options or unvested restricted stock units), representing as of March 7, 2013 approximately 2.2% of the issued and outstanding Common Shares.

Directors

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

Jason W. Cohenour President, CEO and Director Washington, U.S.A.	President and Chief Executive Officer of the Company	October 2005

Gregory D. Aasen (3) Director British Columbia, Canada	Independent Outside Director	December 1997

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

Robin Abrams (2) Director California, U.S.A.	Independent Outside Director	March 2010

Paul G. Cataford (2) (4) Director Alberta, Canada

Independent Outside Director; President and Chief Executive Officer of Zephyr Sleep Technologies (a developer and manufacturer of sleep-related medical devices) from April 2010 to present; President and Chief Executive Officer of University Technologies International Inc. (a technology transfer and commercialization company) from 2004 to March 2009

July 1998

Charles E. Levine (2) (3) (4) Chairman and Director California, U.S.A.	Independent Outside Director	May 2003

Kent P. Thexton (3) Director British Columbia, Canada	Independent Outside Director; Chairman of Redknee Solutions Inc.; CEO Plus Consulting, 2011 to present; Managing Partner, i-wireless LLC 2006-2011, Outside Director Mobidia 2009-Present	March 2005

Notes:

(1)         The information as to “principal occupation” has been furnished by the respective directors

(2)         Member of the Audit Committee

(3)         Member of the Human Resources Committee

(4)         Member of the Governance and Nominating Committee

Executive Officers

Name, Position and Province or State and Country of Residence	Principal Occupation in the Preceding Five Years	Length of Service

Jason W. Cohenour President and Chief Executive Officer Washington, U.S.A.	President and Chief Executive Officer of the Company	16 years

David G. McLennan Chief Financial Officer and Secretary British Columbia, Canada	Chief Financial Officer of the Company	9 years

Name, Position and Province or State and Country of Residence	Principal Occupation in the Preceding Five Years	Length of Service

Philippe Guillemette Chief Technology Officer British Columbia, Canada

Chief Technology Officer of the Company from September 2010 to present; Senior Vice President, Advanced Technology of the Company from March 2009 to September 2010; Chief Technology Officer of Wavecom, Inc. from March 2003 to March 2009

4 years

Bill Dodson Senior Vice President, Operations British Columbia, Canada	Senior Vice President, Operations of the Company	11 years

A. Daniel Schieler Senior Vice President and General Manager, Mobile Computing Business Unit California, U.S.A.

Senior Vice President and General Manager, Mobile Computing Business Unit of the Company from September 2010 to present; Senior Vice President, Worldwide Sales of the Company from January 2005 to September 2010

9 years

Didier Dutronc Senior Vice President and General Manager, M2M Embedded Solutions Business Unit and Regional General Manager, Europe Issy-les-Moulineaux, France

Senior Vice President and General Manager, M2M Embedded Solutions Business Unit and Regional General Manager, Europe of the Company from September 2010 to present; Senior Vice-President, Marketing of the Company from March 2009 to September 2010; Managing Director, Wavecom Asia-Pacific Ltd. from March 2003 to March 2009

4 years

Emmanuel Walckenaer Senior Vice President and General Manager, Solutions and Services Business Unit Issy-les-Moulineaux, France

Senior Vice President and General Manager, Solutions and Services Business Unit of the Company from September 2010 to present; Senior Vice President and General Manager, AirVantage Business Unit of the Company from March 2009 to September 2010; Vice President of Intelligent Device Services of Wavecom, S.A. from 2007 to March 2009

4 years

Jason L. Krause Senior Vice President, Corporate Development and Marketing British Columbia, Canada

Senior Vice President, Corporate Development and Marketing of the Company from January 2011 to present; Vice President, Corporate Development of the Company from January 2009 to January 2011; Director of Business Development of the Company from July 2007 to January 2009

5 years

None of the directors or executive officers of the Corporation is, as at the date of this Annual Information Form (“AIF”), or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

a)             was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

b)             was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of Sierra Wireless or a shareholder holding a sufficient number of securities of Sierra Wireless to affect materially its control:

a)                                     is, as at the date of this annual information form, or has been within the 10 years before the date of the AIF, a director or executive officer of any company (including Sierra Wireless) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b)                                     has, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

c)                                      has been subject to:

(i)                                     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)                                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CODE OF BUSINESS CONDUCT

In 2003, the Board of Directors adopted a Code of Business Conduct applying to all directors, officers, employees and contractors of the Company and each affiliate and subsidiary of the Company, including the Company’s Chief Executive Officer, Chief Financial Officer and other senior officers, to ensure that we conduct our business in accordance with the highest standards of business conduct.  The Board of Directors approved an updated version of the Code of Business Conduct in December 2005, October 2008 and March 2011.  There have been no waivers granted from the Code of Business Conduct since its adoption.  The Code of Business Conduct is available on the Company’s website at www.sierrawireless.com or on SEDAR at www.sedar.com.

AUDIT COMMITTEE

Mandate of the Audit Committee

The full text of the Mandate of the Audit Committee is set out below.

1.              Purpose and Scope

The audit committee (“Committee”“) was established by the Board of Directors (“Board”) of Sierra Wireless Inc. (“Company”) to assist the Board in fulfilling its responsibilities for oversight of the following:

•                  the Company’s systems of internal and disclosure controls;

•                  the Company’s financial reporting process including the Company’s financial statements and other financial information provided by the company to its shareholders, the public and others in accordance with applicable securities and corporate legislation and the Company’s Disclosure Policy;

•                  the Company’s compliance with financial, accounting, legal and regulatory requirements including the Company’s Code of Business Conduct;

•                  the appointment, compensation, independence, oversight, communication with, performance and change of the Company’s external and independent auditors (the “Auditors”);

•                  the Company’s process for identification of the principal risks of the Company’s business and ensuring that an appropriate process is in place to manage risks across the enterprise; and

•                  the fulfillment of the other responsibilities set forth in this Mandate.

2.              Organization, Membership and Meetings

•                  Committee members shall meet the requirements of the Toronto Stock Exchange, the NASDAQ Exchange, the Securities and Exchange Commission, the securities commissions of each of the Provinces of Canada in which the Company is a reporting issuer and any other regulatory agency that may have jurisdiction over the operations of the Company from time to time.

•                  The Committee shall consist of three or more directors who are “independent” as defined by applicable law, regulations, guidelines and policies, and as determined by the Governance and Nominating Committee (“GNC”) of the Board.

•                  All members of the Committee shall be “financially literate”, and at least one member of the Committee shall be a “financial expert”.  “Financially literate” and “financial expert” will have the respective meanings set out in applicable law, regulations, guidelines and policies.

•                  Members of the Committee shall be appointed annually by the Board on the recommendation of the GNC.  Members may be replaced by the Board at any time, but shall otherwise serve until a successor has been named.

•                  No committee member may serve on the compensation committee of another company if any director of the Company is, or has been in the past three years, an employee of that other company.

•                  No member shall be affiliated with the Company or any subsidiary.

•                  The Committee shall meet from time to time, as it deems necessary, but at least four times per year.

•                  The presence in person or by telephone of a majority of Committee members shall constitute a quorum for any meeting of the Committee.

•                  The Committee may include management at its meetings, but shall also hold an executive session at each meeting at which only independent directors are present.

•                  The Committee shall maintain written minutes of its meetings, which minutes will be filed in the corporate minute book.

3.              Authority and Responsibilities

3.1.         External Audit:

•                  Recommend to the Board the appointment and compensation of the Auditors.  Oversee the work of the Auditors (including resolution of disagreements between Management and the Auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

•                  Review in advance and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Auditors, as permitted by applicable governance rules and in particular Section 10A of the Securities Exchange Act of 1934 and, in connection therewith, to approve all fees and other terms of engagement. The Committee shall also review and pre-approve all disclosures required to be included in any public filings with respect to non-audit services.  The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Committee at its next scheduled meeting.  The Committee may consult with Management but shall not delegate these responsibilities to Management.

•                  Communicate directly with the Auditors.

•                  Review the performance of the Auditors on at least an annual basis.

•                  On an annual basis, review and discuss with the Auditors all relationships the Auditors have with the Company in order to evaluate the Auditors’ continued independence. The Committee: (i) shall ensure that the Auditors submit to the Committee on an annual basis a written statement delineating all relationships and services that may impact the objectivity and independence of the Auditors; (ii) shall discuss with the Auditors any disclosed relationship or services that may impact the objectivity and independence of the Auditors; and (iii) shall satisfy itself as to the Auditors’ independence.

•                  At least annually, obtain and review an annual report from the Auditors describing (i) the Auditors’ internal quality control procedures and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditors, and any steps taken to deal with any such issues.

•                  Confirm that the rotation of the lead audit partner or the audit partner responsible for reviewing the audit (the concurring partner), for the Company’s Auditors complies with the requirements of the Canadian and US regulatory authorities.

•                  Review all reports required to be submitted by the Auditors to the Committee particularly including those required by Section 10A of the Securities Exchange Act of 1934.

•                  Review, based upon the recommendation of the Auditors and Management, the scope and plan of the work to be done by the Auditors for each fiscal year.

3.2.         Financial statements:

•                  Review and discuss with Management and the Auditors the Company’s quarterly financial statements (including disclosures made in Management’s Discussion and Analysis, as defined in Multilateral Instrument 51-102, and interim earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public.  Subject to delegation from the Board, approve the interim financial statements and footnotes, MD&A and interim earnings press release.

•                  Review and discuss with Management and the Auditors the Company’s annual audited financial statements (including disclosures made in Management’s Discussion and Analysis and annual earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public.  Recommend to the Board approval of the annual audited financial statements and footnotes, MD&A and annual earnings press release.

•                  Recommend to the Board, if appropriate, that the Company’s annual audited financial statements be included in the Company’s annual report for filing with appropriate securities regulatory agencies.

•                  Review and approve any reports required to be included in the Company’s annual meeting materials and any other Committee reports required by applicable securities laws or stock exchange listing requirements or rules.

3.3.         Periodic and annual reviews:

•                  Periodically review with each of Management and the Auditors (i) any significant disagreement between Management and the Auditors in connection with the preparation of the financial statements, (ii) any difficulties encountered during the course of the audit or review (including any restrictions on the scope of work or access to required information), and (iii) Management’s response to each.

•                  Periodically discuss with the Auditors, without Management being present (i) their judgments about the quality, appropriateness, and acceptability of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of the Company’s financial statements.

•                  Consider and approve, if appropriate, significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the Auditors or Management.  Review with the Auditors and Management, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

•                  Review with Management, the Auditors and the Company’s counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company’s financial statements, including significant changes in accounting standards or rules as promulgated by the Canadian Institute of Chartered Accountants, the securities regulators having jurisdiction over the Company or other regulatory authorities with relevant jurisdiction.

•                  Obtain and review an annual report from Management relating to the accounting principles used in preparation of the Company’s financial statements (including those policies for which Management is required to exercise discretion or judgments regarding the implementation thereof).

•                  On a quarterly basis, obtain and review a report from Management summarizing the Company’s investments in cash or cash equivalents and marketable securities.

•                  On an annual basis, review the Company’s Treasury Investment Policy.

3.4.         Discussions with Management:

•                  Review and discuss with Management the Company’s annual and interim earnings press releases (including the use of “pro forma” or “adjusted” non-GAAP information), financial information and earnings guidance provided to analysts and rating agencies as well as all other material public disclosure documents such as the Company’s AIF, management information circular and any prospectuses.

•                  Review and discuss with Management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

•                  Inquire about the application of the Company’s accounting policies and their consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) the Company’s provisions for liabilities that may have a material impact on the financial statements of the Company.

•                  Review and discuss with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures (including Management’s risk assessment and risk management policies).

•                  Review and discuss with Management all disclosures made by the Company concerning any material changes in the financial condition or operations of the Company.

•                  The Committee will meet periodically and separately with the Company’s counsel to review material legal affairs of the Company and the Company’s compliance with applicable law and listing standards.

•                  Obtain explanations from Management for unusual variances in the Company’s annual financial statements from year to year, and review annually the Auditors’ letter of the recommendations to Management and Management’s response.

3.5.         Internal controls and disclosure:

•                  In consultation with the Auditors and Management: (a) review the effectiveness of the Company’s internal control structure and system including information technology security and control, and the procedures designed to ensure compliance with laws and regulations, and (b) discuss the responsibilities, budget and staffing needs of the Company’s internal accounting department.

•                  Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•                  Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

3.6.         Risk Management and Compliance

•                  Ensure that in addition to the Committee’s oversight of management’s process to identify and manage key financial risks, the Company has in place a process for enterprise risk management whereby the Committee reviews the enterprise’s most critical risks and tracks management’s actions to manage such risks.

•                  Review with management and the senior risk management executive the charter, activities, staffing and organizational structure of the risk management function.

•                  On a periodic basis, but not less than once per year, report to the Board on the process for enterprise risk management, the company’s most critical risks and management’s actions to address such risks.

•                  Discuss with the senior risk management executive any issues that may have been brought forward concerning compliance with the Company’s Code of Business Conduct.

•                  Ensure that there are no unjustified restrictions or limitations on the activities of the risk management function and review and concur in the appointment, replacement or dismissal of the senior risk management executive.

•                  On an annual basis, review the effectiveness of the risk management function.

•                  On a regular basis, meet separately with the senior risk management executive to discuss any matters that the Committee or the senior risk management executive believes should be discussed.

3.7.         Reporting obligations:

•                  Ensure that all reporting obligations related to the AIF (Form 40-F for US purposes) and management information circular under Part 5 of Multilateral Instrument 52-110 are fully complied with.

3.8.         Other:

•                  Review and approve all related-party transactions.

•                  Review and approve the Company’s hiring policies regarding partners, employees, and former partners and employees of the present and former external auditor of the Company.

•                  Review any Management decision to seek a second opinion from Auditors other than the Company’s regular Auditors with respect to any significant accounting issue.

•                  Review with Management and the Auditors the sufficiency and quality of the financial and accounting personnel of the Company.

•                  Review and reassess the adequacy of this Mandate annually and recommend to the Board any changes the Committee deems appropriate.

•                  Conduct an annual performance evaluation of Committee operations.

•                  As necessary to carry out its duties, engage independent legal, accounting or other advisors to advise the Committee and set and pay the compensation for any such legal, accounting or other advisors employed by the Committee.

•                  Perform any other activities consistent with this Mandate, the Company’s By-laws and governing law as the Committee or the Board deems necessary or appropriate.

•                  The Committee will have full access to all books, records, facilities and personnel of the Company.

4.              External and Internal Linkages

•                  The Board

•                  The CEO and Senior Management

•                  The senior Risk Management executive

•                  Outside Consultants and Advisors

•                  The Corporate Governance and Nominating Committee

Composition of the Audit Committee

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Robin A. Abrams (Chair), Paul G. Cataford and Charles E. Levine are the current members of the Audit Committee.  Each of them is an independent director and is financially literate as such terms are defined by applicable Canadian and U.S. securities laws.

Relevant Education and Experience

Robin A. Abrams is an independent director.  Ms. Abrams has extensive experience in governance and oversight over the financial matters of large, publicly traded entities including CEO of Firefly Mobile, a mobile products company for the youth market. Prior to that, she was president and CEO of BlueKite, a leading provider of bandwidth optimization software for wireless operators. She also served as president and CEO of Palm Computing, Inc., leading the launches of the Palm V and Palm VII handheld devices. Prior to Palm, Ms. Abrams was president and CEO of VeriFone, a global leader in debit and credit card payment solutions.  Ms. Abrams has also held internationally focused executive positions at Apple and Unisys. Ms. Abrams earned her B.A. and J.D. degrees from the University of Nebraska, and she serves on the board of directors of HCL Technologies, Unwired Planet, Inc., Lattice Semiconductor Corporation, Zephyr Sleep Technologies, Inc., and FactSet Research Systems Inc., as well as on the board of trustees for the Anita Borg Institute for Women and Technology.

The Board of Directors has determined that Ms. Abrams is the Audit Committee’s financial expert within the meaning of General Instruction B(8)(b) of Form 40-F.  Ms. Abrams has had extensive experience supervising chief financial officers in the preparation of financial statements, overseeing and assessing the performance of companies with respect to preparing and evaluating financial statements, and has served as a member of the audit committee of several publicly traded companies for over ten years.

The Securities and Exchange Commission (“SEC”) has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee or board of directors who do not carry this designation or identification, or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

Paul G. Cataford is an independent director.  Mr. Cataford is currently the President and Chief Executive Officer of Zephyr Sleep Technologies.  Previously, he was the President and Chief Executive Officer of University Technologies Inc., a wholly-owned subsidiary of the University of Calgary that is responsible for the university’s technology commercialization, from 2004 until March 2009.  Mr. Cataford’s other experience includes consulting, Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. from 2001 to 2002 and Managing Director and President of BCE Capital Inc. from 1997 to 2001.  Mr. Cataford is also the Chair of the audit committee for Hemisphere GPS, Inc. (formerly CSI Wireless, Inc.).  Mr. Cataford has extensive knowledge of venture capital investing and technology.  Mr. Cataford completed a Mechanical Engineering Degree at Queen’s University and an MBA, specializing in finance and international business, at York University.  Mr. Cataford has received the Institute of Corporate Directors certified designation (ICD.D) from the Rotman School of Management.

Charles E. Levine is an independent director and a management consultant.  Mr. Levine serves on the board of directors of Elephant Talk Communications Corp.  He has a track record of developing brands into large businesses, most notably when he was President and Chief Operating Officer of Sprint PCS (now Sprint Nextel) where he oversaw revenue growth to over $10 billion in four and a half years and at AT&T, where he turned around the Consumer Products and Small Business Markets, winning Popular Electronics Product of the Year for one video conferencing product.  He has held senior management positions at CAD Forms Technology and Octel Communications (now part of Lucent).  Mr. Levine was named Marketer of the Year in 1999 by MC Magazine and CEO of the Year in 2001 by Frost & Sullivan for his notable achievements at Sprint PCS.  He holds an MBA (Marketing) from the J.L. Kellogg Graduate School of Management-Northwestern University, and a bachelor’s degree in Economics from Trinity College.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied upon any exemption from NI 52-110 provided therein.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-approval Policies and Procedures

The Audit Committee has the sole authority to review in advance and pre-approve all audit and non-audit services to be provided to the Company or its subsidiaries by the external auditor, as well as all fees and other terms of engagement.  The Audit Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Audit Committee at its next scheduled meeting.  For the fiscal years ended December 31, 2012 and 2011, all of the audit and non-audit services below were pre-approved by the Audit Committee.

Auditor Independence

Sierra Wireless’s Audit Committee has concluded that KPMG LLP, the Company’s independent registered chartered accountants (the “Auditors”), is independent under applicable rules and guidelines and, in particular, that the Auditors are free from conflicts of interest that could impair their objectivity in conducting the audit of the Company’s financial statements.  The Audit Committee is required to approve all audit and non-audit related services performed by our Auditors, and our Auditors are not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations, including the Sarbanes-Oxley Act of 2002.

Auditors’ Fees

	2012	2011
Audit fees	$1,226,373	$1,139,500
Tax fees	45,000	74,900
Audit-related fees	—	—
All other fees	—	—
Total	$1,271,373	$1,214,400

Audit Fees

Audit fees include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements, and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.

Tax Fees

Tax fees for 2012 and 2011 are primarily for tax compliance and transfer pricing services.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as Audit Fees.  No audit-related fees were billed by the Auditors in 2012 or 2011.

All Other Fees

No other fees were billed by the Auditors in 2012 or 2011 for other services.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted an evaluation of the effectiveness of our disclosure controls and procedures.  An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2012.  Based on

that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all errors and all fraud, if any. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2012, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at and for the year ended December 31, 2012, has issued an attestation report on our internal control over financial reporting as of December 31, 2012.  The attestation report is included in our consolidated financial statements.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In December 2012, Concinnitas LLC filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by us.  The lawsuit makes allegations concerning one of our AirCard products.  We have not yet been served with the complaint.

In July 2012, Technology Properties Ltd LLC, Phoenix Digital Solutions LLC and Patriot Scientific Corporation filed a complaint with the United States International Trade Commission (“ITC”) and a patent litigation lawsuit in the United States District Court for the Northern District of California asserting patent infringement by a number of parties, including us.  The ITC instituted its investigation in August 2012 under the caption “In the Matter of Certain Wireless consumer Electronics Devices and Components Thereof”.  In November 2012, a mutually agreeable confidential settlement agreement was entered into by the parties with respect to these matters which will not have a material adverse effect on our operating results.  In December 2012, the District Court lawsuit was dismissed with prejudice and in Q1 2013, a Joint Motion terminating the ITC investigation with respect to Sierra Wireless was granted.

In April 2012, a patent holding company, Cell and Network Selection, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customer.  The lawsuit makes certain allegations concerning the LTE mobile hotspots and USB modems sold by us and deployed with AT&T.  The lawsuit is in the scheduling stage and trial has been scheduled for March 2015. A motion to transfer the lawsuit to the Southern District of California is currently before the Court.

In January 2012, a patent holding company, M2M Solutions LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications.  The lawsuit is in the interrogatories and response to interrogatories stage.

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us.  In September 2012, the lawsuit was consolidated with another lawsuit commenced by Wi-Lan in the Eastern District of Texas concerning the same patents and trial has been scheduled for September 2013.  The lawsuit is currently in the discovery stage.  In December 2012, Wi-Lan filed additional patent litigation lawsuits in the United States District Court for each of the Eastern District of Texas and the Southern District of Florida asserting patent infringement by us of additional patents not included in the first Wi-Lan suit.  These two additional lawsuits are in the initial pleadings stage.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent litigation lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers.  In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors.  Both lawsuits have been stayed against all defendants except Apple, pending the outcome of the trial against Apple in Delaware which is anticipated to occur in or around April 2013.  In May 2012, GBT filed a patent litigation lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products.  In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This lawsuit has been stayed against us pending the outcome of a trial against Apple with respect to the same patent, which is to take place in the Central District of California.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors. The claim construction hearing occurred in April 2012 and the trial has been scheduled for June 2013.  In January 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results.  The lawsuit was subsequently dismissed with prejudice against us.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we have an obligation to indemnify them in respect of the products we supply to them:

In January 2013, a patent holding company, Steelhead Licensing LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware against one of the our customers asserting patent infringement in relation to our customer’s products and services, including the mobile hotspot devices sold to them by us.  The lawsuit is in the initial pleadings stage.

In February 2012, a patent holding company, Intellectual Ventures, filed a patent litigation lawsuit in the United States District Court for the District of Delaware against one of our customers asserting patent infringement in relation to several of our customer’s products and services, including the mobile hotspots sold to them by us. The lawsuit is in the initial pleadings stage.

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us.  A motion to dismiss the lawsuit has been briefed and is pending judgment of the Court.

In August 2011, a patent holding company, Brandywine Communications Technologies, LLC, filed a patent litigation lawsuit in the United States District Court for the Middle District of Florida against one of our customers asserting patent infringement in relation to the wireless modems sold to them by us.  In December 2012, we advised our customer that we had been granted a license with respect to the patents-in-suit, which license covers any of our products sold by our customers (including this customer).  We believe this outcome will not have a material adverse effect on our operating results.

In July 2011, a patent holding company, GPNE Corp., filed a patent litigation lawsuit in the United States District Court for the District of Hawaii asserting patent infringement against one of our customers for selling e-readers and computerized tablet and communication devices with the ability to function with GPRS, including the Nook e-reader which incorporates wireless modules sold to them by us.  In May 2012, an Order of the Magistrate Judge to sever the actions and, in the case of certain defendants including our customer, transfer the actions to the United States District Court for the Northern District of California was granted and has been affirmed by the District Court.  In November 2012, a mutually agreeable settlement agreement was entered into between our customer and GPNE, and the lawsuit was subsequently dismissed with prejudice.  We believe this outcome will not have a material adverse effect on our operating results.

In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.) (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us.  LSI counterclaimed for patent infringement.  There are currently 6 patents-in-suit, two of which relate to the 3G products which incorporate our modules.  The lawsuit is currently in the scheduling phase.

A patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California.  Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the District of Puerto Rico.  In both cases, assertions of patent infringement are being made in relation to the wireless modems sold to our customers by us.  Both lawsuits are in the scheduling phase.

In March 2009, MSTG Inc., a patent holding company, filed a patent litigation lawsuit in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including one of our customers, which the customer claims relates to the wireless data cards and modems sold to them by us.  In December 2012, the lawsuit was dismissed with prejudice.  We believe this outcome will not have a material adverse effect on our operating results.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

During the financial year ended December 31, 2012:

a)                                     no penalties or sanctions were imposed against Sierra Wireless by a court relating to securities legislation or by a securities regulatory authority;

b)                                     no penalties or sanctions were imposed by a court or regulatory body against Sierra Wireless that would likely be considered important to a reasonable investor in making an investment decision; and

c)                                      no settlement agreements were entered into before a court relating to securities legislation or with a securities regulatory authority.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012, the Company did not have any off-balance sheet arrangements or special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table specifies our known contractual obligations as of December 31, 2012:

Payments due by period (In thousands of dollars)	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
Operating lease obligations	$30,111	$4,429	$7,722	$7,084	$10,876
Capital lease obligations	719	305	384	30	—
Purchase obligations (1)	54,850	54,850	—	—	—
Other long-term liabilities (2)	26,112	—	24,887	—	1,225
Total	$111,792	$59,584	$32,993	$7,114	$12,101

(1)   Purchase obligations represent obligations with certain contract manufacturers to buy minimum amount of designated products between January, 2013 and March, 2013.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(2)   Other long-term liabilities include the long-term portions of accrued royalties.

QUORUM EXEMPTION

The rules and regulations of the Nasdaq require each listed issuer to provide that a quorum for its shareholders’ meetings be at least 33 1/3 percent of the issuer’s outstanding shares.  The Company has been granted an exemption from this requirement because it is contrary to generally accepted business practices in Canada, the Company’s country of domicile.  The Company has had the benefit of this exemption in the current year and prior years.

In determining whether a requirement is contrary to generally accepted business practices, the Nasdaq rules generally look to the requirements of the primary market in the issuer’s country of domicile.  The rules and policies of the TSX, the primary market in Canada, do not contain quorum requirements, and the Canada Business Corporations Act, the Corporation’s governing statute, defers to the quorum requirements contained in an issuer’s By-laws.  Under the Company’s By-laws, a quorum for a meeting of the Company’s shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Common Shares in Canada is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and in the United States is Computershare Trust Company, N.A., 350 Indiana Street, Suite 800, Golden, Colorado.  These offices and the principal offices of Computershare Investor Services Inc. in the City of Toronto maintain the register of Common Shares and can effect transfers and make deliveries of certificates for Common Shares.

MATERIAL CONTRACTS

Other than the Shareholder Rights Plan disclosed under the heading “Description of Capital Structure”, the Company is not a party to any material contracts as defined in National Instrument 51-102 — Continuous Disclosure Obligations.

EXPERTS

KPMG LLP, independent registered chartered accountants, have audited the Company’s consolidated financial statements as at December 31, 2012 and 2011, and for each of the years in the three year period ended December 31, 2012 as set forth in their reports.  KPMG LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Company:

(a)                                 may be found on the System for Electronic Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Document and Gathering Retrieval System (“EDGAR”) at www.sec.gov;

(b)                                 including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders; and

(c)                                  is provided in the Company’s audited financial statements and related management discussion and analysis for the years ended December 31, 2012 and 2011.